FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on 2009 first quarterly power generation of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on April 15, 2009.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Power Generation in the first quarter of 2009

This announcement is made pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announces its power generation in the first quarter of 2009.

According to the Company’s preliminary statistics, as of 31 March 2009, the Company’s total domestic power generation on consolidated basis amounted to 41.824 billion kWh, representing a decrease of 9.28% over the same period in 2008. The decrease was mainly due to the deterioration of the global economy as a result of the international financial crisis. Power demand in the domestic market declined, thereby leading to a negative growth in the Company´s power generation.

In view of the adverse impact on power generation caused by the current economic situation, the Company has reacted proactively, strengthened its marketing efforts and formulated effective strategic measures. In the first quarter of 2009, seven power plants recorded positive growth in power generation from the same period last year including Hebei Shang’an Power Plant, Zhejiang Yuhuan Power Plant, Henan Qinbei Power Plant, Jiangsu Nanjing Power Plant, Jiangsu Taicang Power Plant, Shanghai Combined-cycle Power Plant and Jiangsu Jinling Combined-cycle Power Plant.

The power generation of each of the Company’s domestic power plants in the first quarter of 2009 was listed below (in billion kWh):

Domestic Power Plant	Power generation in the first quarter of 2009	Power generation in the first quarter of 2008	Change

Liaoning Province
Dalian	1.817	2.405	-24.45%
Dandong	0.848	1.055	-19.62%
Yingkou	2.045	2.608	-21.59%

Hebei Province
Shang’an	2.345	1.628	44.04%

Gansu Province
Pingliang	1.406	2.374	-40.78%

Shanxi Province
Yushe	0.939	1.412	-33.50%

Shandong Province
Dezhou	3.183	3.430	-7.20%
Jining	0.632	0.654	-3.36%
Xindian	0.815	1.180	-30.93%
Weihai	0.893	1.063	-15.99%
Rizhao Phase II	1.318	—	—

Henan Province
Qinbei	2.994	2.167	38.16%

Jiangsu Province
Nantong	1.632	2.160	-24.44%
Nanjing	0.906	0.855	5.96%
Taicang	2.518	2.494	0.96%
Huaiyin	1.583	1.976	-19.89%
Jinling Combined-cycle	0.522	0.438	19.18%

Shanghai
Shidongkou First	1.710	2.095	-18.38%
Shidongkou Second	1.838	2.294	-19.88%
Shanghai Combined-cycle	0.032	0.017	88.24%

Chongqing
Luohuang	2.487	3.247	-23.41%

Zhejiang Province
Changxing	0.348	0.450	-22.67%
Yuhuan	3.905	3.368	15.94%

Hunan province
Yueyang	1.125	2.001	-43.78%

Jiangxi Province
Jinggangshan	0.675	0.802	-15.84%

Fujian Province
Fuzhou	1.921	2.040	-5.83%

Guangdong Province
Shantou Coal-fired	1.387	1.890	-26.61%
Total	41.824	46.103	-9.28%

As of 31 March 2009, the power generation of Tuas Power Limited in Singapore amounted to 2.077 billion kWh, representing a decrease of 15.32% over to the same period of the previous year.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
15 April 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name:	Gu Biquan
Title:	Company Secretary

Date:    April 15, 2009